Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

December 2, 2022

Re:	CNFinance Holdings Ltd. Amendment No. 2 to Registration Statement on Form F-3 Filed December 6, 2021 File No. 333-259304

Mr. John Stickel

Ms. Erin Purnell

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

Dear Mr. John Stickel and Ms. Erin Purnell:

On behalf of our client CNFinance Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 4, 2022 (the “Comment Letter”) on the Company’s Amendment No. 2 to the Registration Statement on Form F-3 filed on December 6, 2021 (the “Amendment No. 2 to Form F-3”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 3 to the Registration Statement on Form F-3 (the “Revised Form F-3”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. The Company has responded to the Staff’s comments by revising the Amendment No. 2 to Form F-3 to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 2 to Form F-3, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments. We have included page numbers to refer to the location in the Revised Form F-3 where the language addressing a particular comment appears.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Amendment No. 2 to Form F-3 filed December 6, 2021

Prospectus Cover Page, page i

1.	We note your disclosure on page 13 that your auditors are not currently inspected by the PCAOB, but that you state on the cover page that the PCAOB “may not have free access to inspect the work” of your auditor. Please revise your disclosure on the cover to clearly state that the PCAOB does not currently have access to inspect your auditor.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Form F-3.

2.	We note your response to prior comment 2. Please also disclose on the cover page and in the prospectus summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 7 of the Revised Form F-3.

Our auditor, like other independent registered public accounting firms operating in China, page 13

3.	We note your disclosure that on December 2, 2021, the SEC adopted amendments to finalize the interim final rules adopted earlier on March 24, 2021 relating to the implementation of certain disclosure and documentation requirements of the HFCA Act, or final amendments. Please update to reflect that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of the Revised Form F-3.

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If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 or james.lin@davispolk.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Bin Zhai, Chief Executive Officer
CNFinance Holdings Limited